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August 24, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)

File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In an April 26, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 13 (“PEA 13”) to the Registrant’s registration statement under the Securities Act of 1933 (the “Securities Act”), as filed on March 10, 2010. PEA 13 was filed to register the PIMCO 0-3 Year Banking Sector Corporate Bond Index Fund, PIMCO 1-5 Year High Yield Corporate Bond Index Fund, PIMCO Emerging Markets Aggregate U.S.$ Denominated Bond Index Fund, PIMCO High Yield Corporate Bond Index Fund, PIMCO Investment Grade Corporate Bond Index Fund and PIMCO Build America Bond Strategy Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”).

PEA 13 was designated to go effective on May 24, 2010, however, the Registrant has delayed its effectiveness several times through a series of subsequent Post-Effective Amendments filed pursuant to Rule 485(b)(1)(iii).1 In the intervening period, the Registrant has determined not to proceed with the registration statement effectiveness and offering of shares of two of the six Funds. Accordingly, all disclosure relating to the PIMCO 0-3 Year Banking Sector Corporate

[1]	The Registrant’s Post-Effective Amendment No. 19 was filed to designate August 24, 2010 as the new effective date of PEA 13, the effectiveness of which was previously delayed pursuant to Post-Effective Amendment No. 18, as filed July 30, 2010, Post-Effective Amendment No. 17, as filed July 12, 2010, Post-Effective Amendment No. 16, as filed June 29, 2010, Post-Effective Amendment No. 15, as filed June 22, 2010 and Post-Effective Amendment No. 14, as filed May 21, 2010.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson August 24, 2010 Page 2

Bond Index Fund and PIMCO Emerging Markets Aggregate U.S.$ Denominated Bond Index Fund contained within PEA 13 will be deleted, as reflected in a future Post-Effective Amendment to be filed prior to the effectiveness of PEA 13 in order to complete the registration of the remaining four Funds. The EDGAR series and class identifiers associated with the PIMCO 0-3 Year Banking Sector Corporate Bond Index Fund and PIMCO Emerging Markets Aggregate U.S.$ Denominated Bond Index Fund will be marked inactive. If and when the Registrant decides to offer shares of these two Funds in the future, the Registrant will first file a new Post-Effective Amendment relating to those Funds pursuant to Rule 485(a).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: To the extent a Fund uses sub-captions under the “Other Expenses” line item of the Fund’s Fee Table, include a total amount for “Other Expenses” per Instruction 3(c)(iii) to Item 3 of Form N-1A and indent the amount shown next to any sub-caption so as to distinguish sub-caption amounts from line item amounts.

Response: Comment accepted.

Comment 2: With regard to the Index Funds, please clarify that a “substantial amount” (i.e., in excess of 80%) of each Index Fund’s assets will be invested in the component securities of the Fund’s applicable Underlying Index.

Response: The Staff has previously given this comment to the Registrant’s initial registration statement, as filed November 14, 2008. The Registrant’s response is substantially similar to its previous responses, dated May 5, 2009 and May 26, 2009.2

As disclosed in the “Principal Investments and Strategies” section, each Index Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the Component Securities

[2]	See Letter from Douglas P. Dick to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Registrant’s Initial Registration Statement, at comment 2 (May 5, 2009)(the “May 5, 2009 Response”); see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Pre-Effective Amendment No. 1, at comment 2 (May 26, 2009).

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of the Index Fund’s Underlying Index. An Index Fund may invest the remainder of its assets in other securities and instruments that are not Component Securities, but which PIMCO believes will help the Index Fund track its Underlying Index. Therefore, since substantially all of each Index Fund’s portfolio will consist of securities and instruments which seek to help the Index Fund track its Underlying Index, the Registrant does not believe the Index Funds’ names are in any way misleading as contemplated by Section 35(d) or Rule 35d-1 thereunder. The Registrant notes that several other index-tracking exchange-traded funds have similar “80%” investment strategies.3

Comment 3: By virtue of each Index Fund’s use of the word “Bond” in its name, please clarify that at least 80% of the Fund’s assets (as defined by Rule 35d-1) will be invested in bonds. While each Index Fund discloses a strategy of investing at least 80% of total assets (exclusive of collateral held from securities lending) in the component securities of the Fund’s Underlying Index, each Index Fund’s Underlying Index description (as provided in the Principal Investment Strategies section) references “debt securities” instead of “bonds.” While the Staff acknowledges that these are typically understood to be one and the same, please consider revising the Underlying Index description for plain English clarity.

Response: As acknowledged by the Staff, the Registrant believes the typical investor would understand “bonds” and “debt securities” to be synonyms. As they are substantially similar terms, often used interchangeably, the Registrant does not believe there is any meaningful potential for investor confusion. Additionally, the Underlying Index descriptions, as summarized in the Principal Investment Strategies sections, reflect the proprietary descriptions published by the Index Provider, BofA Merrill Lynch. Accordingly, the Registrant believes it is best to describe the Underlying Index using the same terminology provided by the Index Provider.

The Registrant does not believe that its use of the term “debt securities” rather than “bond” in describing the Index Funds’ investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

Comment 4: Change the caption “Principal Investment Strategies” to the singular. This section is intended to disclose a Fund’s principal investment strategy, not multiple strategies.

[3]	See the May 5, 2009 Response, supra note 2.

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Response: Item 4(a) of Form N-1A calls for a summary of how the fund intends to achieve its investment objectives by identifying the fund’s “principal investment strategies.” Since Form N-1A calls for a description of principal investment “strategies” and does not limit funds to describing a single “strategy,” the Registrant will leave its current disclosure as is.

Comment 5: For each Index Fund, please delete or otherwise explain, on a supplemental basis, the parenthetical in the first sentence of each Principal Investment Strategies section that reads “(exclusive of collateral held from securities lending).” Rule 35d-1 requires at least 80% of an Index Fund’s total assets, or at least 80% of an Index Fund’s net assets plus borrowings for investment purposes, to be invested in component securities of the Fund’s Underlying Index.

Response: The parenthetical “exclusive of collateral held from securities lending” discloses the fact that each Index Fund does not count any assets attributable to securities lending collateral towards the Index Fund’s 80% test. In other words, each Index Fund invests 80% of its total assets, not including (i.e., exclusive of) assets attributable to securities lending collateral, in the component securities of the Index Fund’s Underlying Index.

As noted by the Staff’s comment, Rule 35d-1 requires the Index Funds to invest at least 80% of net assets, plus borrowings for investment purposes, in the component securities of the Index Fund’s Underlying Index. The adopting release for Rule 35d-1 states that securities lending collateral is not “borrowing for investment purposes” and thus cannot be counted towards a fund’s 80% test.4 Accordingly, instead of stating that an Index Fund’s test is 80% of net assets plus borrowing for investment purposes, the Registrant believes its disclosure is more informative if stated as 80% of total assets exclusive of securities lending collateral. Since the end result is the same, and the current disclosure is consistent with the requirements of Rule 35d-1, the Registrant has determined to leave the current disclosure as is.

Comment 6: With regard to the PIMCO 0-3 Year Banking Sector Corporate Bond Index Fund, please add additional disclosure to the Principal Risks section regarding the risks of investments in the banking sector, including the risks of concentrating investments in the banking sector.

[4]	See Investment Company Names, Investment Company Act Rel. No. 24828, at n. 36 (Jan. 17, 2001)(“…a typical securities lending transaction (in which an investment company lends its portfolio securities and enters an agreement with a lending agent to reinvest cash collateral in highly liquid fixed-income securities, such as U.S. government securities) would not be considered borrowing for investment purposes”).

Brion R. Thompson August 24, 2010 Page 5

Response: As noted in the introductory narrative above, the Registrant will not proceed with the effectiveness of this Fund’s registration statement. Disclosure relating to this Fund will be deleted from the future Post-Effective Amendment, which will be filed to complete the registration of the other Funds. The Fund’s EDGAR series and class identifiers will be marked inactive.

Comment 7: For each Index Fund that includes “Mortgage-Related and Other Asset-Backed Risk” as a principal risk, please add disclosure to the Principal Investment Strategies section discussing the Fund’s investments in mortgage-related and other asset-backed securities.

Response: Comment accepted.

Comment 8: Please clarify the Summary of Other Important Information Regarding Fund Shares—Tax Information section in both prospectuses to indicate that investments in tax-deferred arrangements (e.g., 401(k) plans or IRAs) are taxable to the investor at a future date (e.g., when the shareholder withdraws assets from the tax-deferred account).

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.5 In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Comment 9: As part of—or in place of—the Summary Information About the Funds section and Summary of Principal Risks section, please add Fund-specific disclosure responsive to Item 9 of Form N-1A.

Response: With regard to Item 9(a) disclosure, the Registrant currently states each Fund’s investment objective at the beginning of each “Fund Summary” section of the Prospectus under the heading “Investment Objective.” The “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” section of the Prospectus indicates that each Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

[5]	Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

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With regard to Item 9(b)(1) disclosure, the Registrant currently describes each Fund’s principal investment strategies, including the particular types of securities in which the Fund principally invests, in each “Fund Summary” section of the Prospectus under the heading “Principal Investment Strategies.” With regard to Instruction 6 to Item 9(b)(1), the Registrant includes disclosure regarding temporary defensive positions under the “Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Strategies” section of the Prospectus. With regard to Instruction 7 to Item 9(b)(1), the Registrant includes disclosure regarding portfolio turnover under the “Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover” section of the Prospectus. With regard to Item 9(b)(2) disclosure, the Registrant explains in general terms how the portfolio manager decides which securities to buy and sell in each Fund’s “Fund Summary—Principal Investment Strategies” section and includes additional disclosure under the “Characteristics and Risks of Securities and Investment Techniques” section, in particular the “Securities Selection” subsection.

Comment 10: Please change the title of the Summary of Principal Risks section as this section is intended to provide a full description of the principal risks, not a summary.

Response: Comment accepted.

Comment 11: In the Management of the Funds section, please indicate the time period covered by the shareholder report that will discuss the Board of Trustees’ approval of the Funds’ investment management agreement.

Response: Comment accepted. The Registrant will revise the disclosure in each prospectus to state that a discussion of the basis for the Board of Trustees’ approval of the Funds’ investment management agreement will be available in the Funds’ Semi-Annual Report to shareholders for the fiscal half-year ended December 31, 2010.

Statement of Additional Information

Comment 12: With regard to Fundamental Investment Restriction #1, which provides the Funds’ concentration policy, the Staff believes the PIMCO 0-3 Year Banking Sector Corporate Bond Index Fund should have a policy to concentrate its investments in banking sector securities.

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Response: As noted in the introductory narrative above, the Registrant will not proceed with the effectiveness of this Fund’s registration statement. Disclosure relating to this Fund will be deleted from the future Post-Effective Amendment, which will be filed to complete the registration of the other Funds. The Fund’s EDGAR series and class identifiers will be marked inactive.

Comment 13: The Investment Restrictions section states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Please delete this sentence as the Staff does not agree that investments in these securities belong outside the Funds’ concentration policy since the Staff believes investments in such securities reflect an investment in an industry or group of related industries. To the extent the Registrant does not agree with the Staff’s position, please explain the basis for the Registrant’s position.

Response:

A.	Guide 19

Guide 19 reiterated the Staff’s definition of concentration as investment of more than twenty-five (25) percent of the value of a fund’s assets in any one industry.6 In addressing how the Staff would determine industry classifications, Guide 19 stated:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. (emphasis added)

Guide 19 thus permits registrants to define their own industry classifications so long as the classifications are reasonable and the companies within a single industry have materially similar primary economic characteristics. Although the guidelines were rescinded in 1998 in

[6]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

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connection with unrelated amendments to Form N-1A,7 registrants continue to rely on the guidelines. 8 Based on the analysis set forth below, the Registrant believes treating privately issued mortgage-related securities and asset-backed securities as not part of any industry for purposes of the Registrant’s concentration policy is a reasonable position consistent with Staff guidance.

B.	“Industry” Defined

To implement the Trust’s concentration policy, the Trust must make determinations about which groups of securities are considered an “industry” under the concentration policy. Neither the Trust’s concentration policy, the 1940 Act, nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes. The meaning of “industry” has been a source of debate at the SEC.9 As recently as 2009, the SEC stated that the “treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’”10 As noted above, the closest statement the SEC has made regarding the meaning of “industry” in the 1940 Act concentration policy context is found at Guide 19. Pursuant to Guide 19, registrants are free to make their own “reasonable” determinations about what is, and is not, an “industry.”

The Trust’s decision to not treat privately issued mortgage-related securities and asset-backed securities as part of any industry is a reasonable one. The commonly accepted understanding of “industry” is an aggregation of companies which produce similar products

[7]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).
[8]	A recent amicus brief filed by the SEC indicates the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010)(“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”)(the “SEC Amicus Brief”).
[9]	See DIVISION OF INVESTMENT MANAGEMENT, U.S. SECURITIES AND EXCHANGE COMMISSION, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, at 281 n.103 (May 1992), (“it is often difficult to fit companies into distinct industry categories”).
[10]	Money Market Fund Reform, Investment Company Act Release No. 28807, at n.224 (June 30, 2009).

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or services (such as the automobile industry or the banking industry). Mortgage- and asset-backed securities, by contrast, are a type of security – they are no more an “industry” than preferred stock, warrants or debentures are industries. It is for that reason that various publicly available industry classification schemes, including the SIC Codes and NAICS Codes discussed in more detail below, do not classify mortgage- or asset-backed securities as part of any industry. The Registrant is not aware of any widely recognized industry classification scheme that defines these securities as part of any “industry.”

In the sphere of fixed income investing, debt securities are typically classified not by industry, but by sector. Treasury, municipal, corporate, mortgage-backed, asset-backed, international, and high yield securities each comprise a different sector of fixed income investing, but no particular sector bears any relation to any one industry or group of related industries. For example, corporate bonds, as a sector, combine securities of issuers from many different industries, from agriculture to manufacturing to wholesale trade and everything in between.

C. The Structure of Mortgage- and Asset-Backed Securities Does Not Allow For Industry Classification Within the Meaning of Guide 19

The concept of “industry” is limited to issuers that produce similar products or services. Guide 19 further indicates that an “industry” should include only those “companies” whose “primary economic characteristics” are not materially different. If one were to attempt to classify mortgage-backed securities in a particular “industry,” it is clear the “primary economic characteristics” of mortgage-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as a single industry. For instance, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which has very different economic risk characteristics. Similarly, other asset-backed securities may be backed by very diverse assets, ranging from senior secured loans, subordinated corporate loans, fixed income securities, automobile receivables and credit card receivables. To classify these securities a part of an “industry” would be inappropriate as Staff guidance states the primary economic characteristics of issuers in a single class should not be materially different.11 The Staff’s Guide 19 definition of “industry” would thus conflict with mortgage- or asset-backed securities as the originators and SPVs issuing these securities, and more importantly, the underlying mortgagors and debtors, have materially different primary economic characteristics.

[11]	Guide 19, supra note 6.

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Mortgage-related and other asset-baked securities are created when the originators of mortgage and asset-backed loans, such as commercial banks, savings and loan institutions, and other entities, sell a large number of mortgage or asset-backed loans to separate legal entities often referred to as special purpose vehicles or “SPVs.” In turn, these SPVs issue “pass-through” securities for which the payment of principal and interest is ultimately supported by principal and interest payments on the underlying mortgage or asset-backed loan. The holders of the mortgage-or asset-backed securities typically do not have recourse against the originators of the loans. The only assets held by these SPVs are the pools of mortgages and other assets collateralizing the securities and, as such, the SPVs are bankruptcy remote entities.

Investments in mortgage- or asset-backed securities do not generally create material economic or risk exposure to the originating entities, with limited exceptions. For example, in the context of mortgage-related securities backed by sub-prime loans, the originating entity may be required to purchase back certain poorly performing loans. However, sub-prime loans only represent one segment of a diverse mortgage-backed securities market. Since the primary economic characteristics and risk profiles of the originators and SPVs are each materially different from each other, as are the varying characteristics and risks of the individual mortgagors and debtors of the underlying loans, the Registrant believes it is “reasonable” to not classify mortgage- or asset-backed securities as a single industry for purposes of the Trust’s industry concentration policy within the meaning of Staff guidance.

In addition to the sector versus industry discussion above, the economic characteristics of mortgage- and asset-backed securities leads to the conclusion that such securities should not be classified as part of any “industry.” As noted above, these sectors consist of securitized obligations of various types of borrowers. The various borrowers underlying each individual security have unique economic characteristics. For example, mortgagors underlying any one mortgage-backed security have different industries and companies of employment (subject to different levels of job security, current income and future income potential), reside in diverse areas geographically subject to different economic risks, have varying net worth over time and have unique attitudes about making payments on their mortgage. All of these factors ultimately affect each individual mortgagor’s ability and desire to pay their mortgage, which in turn affects the value of a mortgage-backed security. A mortgagor’s ability and desire to pay is further effected by the economy, on a national, regional and local basis (as it affects the mortgagor’s particular job and outlook on paying the mortgage) and real estate values, both generally and with respect to the specific property underlying the mortgage (if the property decreases in value, the mortgagor is more likely to cease payments on the mortgage).

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Accordingly, as there is no primary economic characteristic of any one mortgage- or asset-backed security, this leads to the reasonable conclusion to treat such securities as not part of any “industry.” Even if there were some common risk to the mortgagors underlying a particular mortgage-backed security that could cause correlated default by such mortgagors, it is the very structure of the securitization process that further diffuses this risk.

Take a typical privately issued residential mortgage-backed security. The initial pooling of hundreds or thousands of diverse residential mortgages into a single pool is followed by the securitization of the pool. The resulting mortgage-backed security is then sub-divided into various classes or tranches, wherein each tranche is available to investors separately. Each tranche has different economic characteristics from the next tranche, as indicated by the varying risk/return profiles of the different tranches. The tranche structure divides the payment streams of an already diverse collection of mortgagors within the pool and spreads it across different classes of the issuance. Whatever similar economic characteristics may have existed within the diverse pool of mortgagors (if any at all), the securitized structure diffuses any “primary economic characteristic” risk as multiple payment streams are sub-divided and flow across the separate tranches to investors. As investors only gain exposure to a particular tranche, and each tranche provides exposure to separate portions of various unique borrowers’ payment streams, it cannot be said that there is a primary economic characteristic of any one mortgage- or asset-backed security. If no one mortgage- or asset-backed security has a primary economic characteristic, then it is reasonable and consistent with Guide 19 for the Trust to treat each mortgage- and asset-backed security as not part of any “industry.”

D. Widely Recognized Industry Classification Schemes Do Not Classify Mortgage- or Asset-Backed Securities as Part of Any Industry

Guide 19 refers to an SEC publication, the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission (the “Directory”), as the Staff’s source of authority for determining industry classifications. The last known version of the Directory is dated September 30, 1999,12 although the SEC continues to publish a list of industry classifications on its website.13 The SEC’s current list of industry classifications, which is purportedly based on the widely-recognized Standard Industrial Classification (SIC) Codes,14 lists “Asset-Backed Securities” as an industry.

[12]	Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission (Sept. 30, 1999)(the “Directory”).
[13]	Available at http://www.sec.gov/info/edgar/siccodes.htm. The current list is organized by three separate column headings: “Industry Title,” “A/D Office” and “SIC Code.” The preamble to the list states, “[t]he Standard Industrial Classification Codes that appear in a company’s disseminated EDGAR filings indicate the company’s type of business. These codes are also used in the Division of Corporation Finance as a basis for assigning review responsibility for the company’s filings. For example, a company whose business was Metal Mining (SIC 1000) would have its filings reviewed by staffers in A/D Office 4.” In this context, it appears the primary function of the SEC’s classification methodology is a logistical one (i.e., to assign filings for review by appropriate offices within the Division of Corporation Finance). Accordingly, it is unclear if the Directory’s classifications, as currently published on the SEC website, should be viewed as a substantive determination by the SEC that a particular type of security or issuer is an “industry” within the meaning of the 1940 Act, or simply a means of routing incoming filings among the Staff.
[14]	EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, STANDARD INDUSTRIAL CLASSIFICATION MANUAL (1987) (the “SIC Codes”). The SIC Codes are a statistical classification standard underlying all establishment-based Federal economic statistics classified by industry. The SIC Codes were last published in 1987 and have been superseded by the NAICS Codes. See infra, note 15.

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While the SEC continues to use its own industry classifications based on the SIC Codes, the SIC Codes do not classify mortgage- or asset-backed securities, or any equivalent designation, as industries. Although the SIC Codes list “mortgage bankers,” “mortgage brokers,” “mortgage companies” and “mortgage trusts” as separate industries, the Registrant views each of these as distinct from mortgage-backed securities due to the unique characteristics of the mortgage-backed securities structure as described above; namely that the risk profile of investing in mortgage-backed securities is ultimately determined by the individual characteristics and risks of the underlying mortgagors and varies substantially within different tranches of any one security issuance. Similarly, the SIC Codes do not include an equivalent industry designation for asset-backed securities. The Registrant is not aware of any public reason or basis for the SEC’s industry classification of asset-backed securities in contrast to the SIC Codes’ classification methodology – the methodology which serves as the basis for the SEC’s current industry classifications, as published on the www.sec.gov web site.

Moreover, the NAICS Codes,15 first adopted in 1997 to replace the SIC Codes (last published in 1987), do not classify asset-backed securities, mortgage-backed securities, or any equivalent designation as an “industry.” Many Federal government agencies now use the more modern NAICS Codes in lieu of the SIC Codes, although certain agencies, including

[15]	EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, NORTH AMERICAN INDUSTRY CLASSIFICATION SYSTEM (2007) (the “NAICS Codes”). First adopted in 1997, the NAICS Codes are a standardized industry classification system for the United States, Canada and Mexico that replaced the SIC Codes.

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the SEC, still base their industry classifications off of the SIC Codes. For example, the U.S. Department of Labor Occupational and Safety Health Administration (“OSHA”) publishes a list of SIC Codes-based industry classifications on its website,16 however, the OSHA industry classifications appear to track the SIC Codes directly, unlike the SEC industry classifications (i.e., the OSHA industry classifications do not classify asset-backed securities as an industry, whereas the SEC industry classifications do).

The discrepancy between the SEC classification of asset-backed securities as an industry and the more widely recognized industry classification methodologies which do not (i.e., the SIC Codes and the NAICS Codes) indicates a certain degree of subjectivity in what one considers a “reasonable” industry classification. In other words, if neither the SIC Codes or the current NAICS Codes saw fit to classify mortgage- or asset-backed securities as an “industry,” while the SEC or the Staff determined otherwise, by definition different persons come to different conclusions as to what is a reasonable industry classification. Accordingly, a registrant following the Staff instruction of Guide 19,17 recently endorsed by the Commission,18 could reasonably choose to classify privately issued mortgage-related securities and asset-backed securities as non-industries, just as the drafters of the SIC Codes and NAICS Codes also determined that such securities were not industries. Also, the Directory reinforced the subjective nature of the classification process in the context of assigning reporting companies to a particular industry.19

The Registrant believes its position is supported by Staff guidance and the Registrant is not aware of any applicable provision of the 1940 Act or SEC regulation that prohibits treating privately issued mortgage-related securities and asset-backed securities, each a distinct sector of fixed income investing, as not part of any “industry” or group of related “industries.” Therefore, the Registrant has determined to leave its current disclosure as is.

Comment 14: Please consider renaming the sub-section titled “Qualifications of the Trustees” under the Management of the Trust section, as the information that follows the sub-section heading appears to be the information required by Form N-1A and is not sufficient to

[16]	Available at http://www.osha.gov/pls/imis/sic_manual.html.
[17]	Guide 19, supra note 6 (“A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different”).
[18]	See SEC Amicus Brief, supra note 8.
[19]	See Directory, supra note 12 at page I (“In cases where such companies have no single line of activity or product which is dominant, the classification may appear to be somewhat subjective”).

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convey the qualifications of the Trustees within the meaning of the recent SEC release, Proxy Disclosure Enhancements, Securities Act Release 9089 (Dec. 16, 2009). For example, please provide a narrative description of each Trustee’s attributes, qualifications and experience that led to the conclusion that the Trustee is qualified to serve.

Response: Comment accepted. The Registrant has reviewed this disclosure and has made revisions, where applicable, in furtherance of the requirements of Securities Act Release No. 9089.

Comment 15: Under the Management of the Trust—Securities Ownership section, please revise the middle column titled “Dollar Range of Equity Securities in the Trust” to present ownership information on a series-by-series basis, unless the answer is “None” for the Trust in total.

Response: Comment accepted.

General Comment Regarding Potential Future Summary Prospectuses

Comment 16: To the extent a Fund will file a summary prospectus which incorporates other documents by reference, please provide, on a supplemental basis, an example of the legend the Registrant intends to use at the beginning of the summary prospectus pursuant to Rule 498(b)(1)(v). It is the Staff’s position that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information, as required by Item 13 of Form N-1A, but not any other information from the Fund’s shareholder reports. Furthermore, the Staff believes that there is no need to incorporate by reference Item 13 Financial Highlights into the summary prospectus as such information is more appropriately included in the Statutory Prospectus and/or Statement of Additional Information.

Response: As the Funds are new series of the Registrant that have not yet commenced operations, the Funds do not yet have a shareholder report to incorporate by reference into the Fund’s summary prospectus. The Registrant intends to use the following legend in each Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.[    ].com. You can also get this information at no cost by calling [            ] or by sending an email request to [    ].com. The Fund’s prospectus, dated August 24, 2010, and

Brion R. Thompson August 24, 2010 Page 15

Statement of Additional Information, dated October 30, 2009, as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that each Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*    *    *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 13 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng

Douglas P. Dick

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 24, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 13 to the Registrant’s registration statement under the Securities Act of 1933, as filed on March 10, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Douglas P. Dick

Adam T. Teufel

J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng